Exhibit (a)(8)

CONVENIENCE TRANSLATION

Draft Resolution on the Transfer of Shares

"Pursuant to §§ 327a et seq. AktG the bearer shares of the other shareholders in Schering AG (minority shareholders) are transferred to the main shareholder, Bayer Schering GmbH with its registered office in Leverkusen, in return for adequate cash compensation to be paid by the main shareholder in the amount of EUR 98.98 for each bearer share representing a proportionate amount of the share capital of EUR 1.00."